June 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. David Plattner

Re:	NOBLE ROMAN'S, INC.
PREC14A filed June 1, 2023
Filed by BT Brands, Inc. and Gary Copperud
File No. 000-11104

Dear Mr. Plattner:

This letter sets forth the responses of BT Brands, Inc. and Gary Copperud (the “Proponents”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) issued in its letter dated June 9, 2023 (the “Comment Letter”), relating to the Proponents’ proxy statement on Form PREC14A with respect to Noble Roman’s, Inc. (the “Company”), as filed with the SEC on June 1, 2023 (the “Proxy Statement”).

We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Proxy Statement (“Amendment No. 1”).

The Staff’s comments are set forth in bold text followed by the Proponents’ responses to the comments in plain text. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the Comment Letter.

PREC14A filed June 1, 2023

General

1.	The Schedule 14A cover page that you have used for this filing has been replaced by a more recent version. Please use the updated cover page in future filings.

Response:

We advise the Staff that we have revised the cover page of Amendment No. 1 to the current version of Schedule 14A.

1

2.	Please include the names of the filing persons on the cover page.

We advise the Staff that we have revised the cover page of Amendment No. 1 to include the names of the filing persons.

3.

Please confirm that the Proponents will solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. Please include a statement to that effect in the proxy statement or form of proxy. See Rule 14a-19(a)(3).

The Proponents confirm that they intend to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Proponents’ nominee. We advise the Staff that we have revised Amendment No. 1 to add language on page 11 to state as such.

4.

Please include disclosure regarding the fact that information about the Company's nominee can be found in the Company's proxy statement, which can be accessed, without cost, on the Commission's website. See Item 7(f) of Schedule 14A.

We advise the Staff that we have added disclosure on page 4 of Amendment No. 1 to advise shareholders that they can access the Company’s proxy statement and information about the Company's nominee, without cost, on the SEC’s website, for which we have provided the url.

5.	Please provide the disclosure required by Item 6(a) and (d) of Schedule 14A.

We advise the Staff that we have revised page 10 of Amendment No. 1 to provide the information required by Item 6(a) of Schedule 14A.

We advise the Staff that we have added Schedule II to Amendment No. 1 to provide the information required by Item 6(d) of Schedule 14A.

6.	Please fill in the missing contact information at the bottom of page 5.

We advise the Staff that we have revised Amendment No. 1 to complete the missing contact information at the bottom of page 5.

7.	On the proxy card, please indicate how the proxy will be voted on Proposal 2 if no direction is indicated.

We advise the Staff that we have revised the proxy card accompanying Amendment No. 1 to indicate how the proxy will be voted on Proposal 2 if no voting instructions are provided by a shareholder.

2

Letter to Shareholders, page 2

8.	We note the unqualified reference to a 90% reduction in shareholders' equity, which appears to overstate somewhat the decline. Please state more precisely the percentage reduction, or advise.

We advise the Staff that we have revised the letter to shareholders on page 2 in Amendment No. 1 to indicate that that shareholders equity declined by approximately 87.4% from December 31, 2015 to December 31, 2022.

Reasons for Our Solicitation, page 7

9.

We note the following statement on page 7: "Excluding government grants, between 2015 and 2022, the Company experienced only one year where it earned net income, yet in each year during that period, except for 2018, the compensation of the two senior executives increased." Such disclosure appears to be inconsistent with the table on page 8 that indicates that the Mobleys' aggregate salary declined in both 2017 and 2018 and remained flat in 2020. Please revise, or advise.

We advise the Staff that we have revised Amendment No. 1 on page 7 to address the Staff’s comment.to address the Staff’s comment.

10.	On page 9, please correct the reference to December 31, 2023, or advise

We advise the Staff that we have corrected the date on page 3 of Amendment No. 1 as requested by the Staff.

We further advise the Staff that we have made additional revisions to Amendment 1 to, among other things, provide more detailed voting instructions in light of the Proponents’ engagement of InvestorCom, LLC to assist the Proponents with the solicitation of proxies for the Proponents’ nominee and to make grammatical and other insignificant changes to the original filing.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in the Comment Letter. If you have any questions or further comments, please feel free to contact William Ruffa at (646) 831-0320 or by email at bruffa@lawruffa.com, or Kenneth Brimmer at (612) 414-5104 or by email at kbrimmer@itsburgertime.com.

Very truly yours, BT BRANDS, INC.

By:	/s/ Kenneth Brimmer
Kenneth Brimmer,
Chief Operating Officer

3